Exhibit 99.1

Hollysys’ Board of Directors to Review Revised Unsolicited Proposal

Beijing, China – February 1, 2021 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”)’s Board of Directors (the “Board”) has confirmed it received a revised unsolicited consortium proposal to acquire all the outstanding shares of Hollysys for $17.10 per share (the “Revised Proposal”).

The Board, consistent with its fiduciary duty and in consultation with its independent financial and legal advisors, will carefully review and thoroughly evaluate the Revised Proposal. Latham & Watkins is serving as legal advisor to Hollysys.

The Board and management is deeply committed to maximizing shareholder value and will thoroughly evaluate any opportunities or strategic alternatives that would advance that goal. As part of this review, the Board will consider the Revised Proposal in the context of the significant value creation potential from the Company’s ongoing business strategy.

Management looks forward to sharing more information on its strategic plan and updates to the business as they become available. No specific timetable has been set and there can be no assurance that the review of the Revised Proposal will result in the consummation of any agreement or transaction. The Company’s shareholders do not need to take any action at this time.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com